Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2021.

ENVIRONMENTAL, SOCIAL & GOVERNANCE MATTERS

Sovereign Sustainability-Linked Bond Framework

In September 2022, the Republic of Uruguay (“Uruguay” or the “Republic”) published its Sovereign Sustainability-Linked Bond Framework (the “SSLB Framework”). The SSLB Framework has been developed to be aligned with best sustainable practices and has been favorably evaluated by an independent and corporate governance research, ratings and analytics firm. Such firm has indicated in a report delivered to Uruguay that the SSLB Framework is aligned with the International Capital Market Association’s Sustainability-Linked Bond Principles published in June 2020.

Uruguay’s SSLB Framework describes Uruguay’s sustainability strategy and policy priorities and sets out goals with respect to two key performance indicators (each a “KPI”): (i) one KPI relates to aggregate greenhouse gas (“GHG”) emissions intensity (expressed in carbon dioxide equivalent (“CO2eq”) per real GDP unit) (“KPI-1”), and (ii) the other KPI relates to preservation of Uruguay’s native forest area (“KPI-2”). Each key performance indicator has a related sustainability performance target (“SPT”), which includes events that must be achieved by certain date or dates. The SPT for KPI-1 comprises two events: (i) achieving a reduction of at least 50% in aggregate GHG emissions, expressed in CO2eq per real GDP unit, by 2025 (the “Observation Year”) compared to 1990 (“SPT-1.1”), and (ii) achieving a reduction of more than 52% in aggregate GHG emissions, expressed in CO2eq per real GDP unit, by the Observation Year compared to 1990 (“SPT-1.2”). The sustainability performance target for KPI-2 also comprises two events: (i) maintaining at least 100% of the native forest area (the “Native Forest Area”) covering Uruguay’s territory by the Observation Year compared to 2012 (“SPT-2.1”), and (ii) achieving an increase of more than 3% in the Native Forest Area by the Observation Year compared to 2012 (“SPT-2.2”).

The SPTs are aligned with Uruguay’s nationally determined contributions (“NDC”) under the Paris Agreement. Further, the methodologies used to calculate the performance of KPI-1 will be consistent with the methodologies employed by Uruguay to report NDC progress data to the United Nations. KPI-1 aggregates the three main GHG (CO2, CH4 and N2O) and the main sectors contributing emissions for each GHG, as defined in Uruguay’s 2017 NDC. The data to measure the evolution of the aggregate gross GHG emissions will be generated by a working group in charge of estimating, monitoring and reporting the National Green House Gases Inventory (the “NGHGI”), within the framework of Uruguay’s National Response System to Climate Change and Variability (the “SNRCC” and such working group, the “NGHGI Working Group”). The NGHGI Working Group will provide an estimate of the quantities of gross GHG emitted in Uruguay, following the international standard established by the Intergovernmental Panel on Climate Change (“IPCC”) in 2006 (the “2006 IPCC Guidelines”) or subsequent version or refinement of such guidelines as agreed by the Conference of the Parties serving as the meeting of the parties to the Paris Agreement (the “CMA”), as well as methods developed by Uruguay consistent with such guidance. Based on the generated data, the NGHGI Working Group will prepare a report annually (each such report, an “Annual Emissions Report”).

Regarding KPI-2, the data will be collected by the General Forestry Directorate of Uruguay’s Ministry of Livestock, Agriculture and Fisheries (the “GFD”), which will conduct a satellite-imaging mapping of Uruguay’s Native Forest Area corresponding to the years 2021, 2025, 2029 and 2033. Such mapping will be based on the application of remote-sensing techniques, following the methodologies outlined in the 2006 IPCC Guidelines and the guidelines published in 2003 by the IPCC on good practice for land use, land-use change and forestry (the “2003 IPCC Good Practice Guidance”). For the years for which no satellite-mapping will be conducted, the GFD will provide an interim update on the actions, policies, regulations and/or changes in the normative framework destined to the promotion and conservation of the Native Forest. Based on the generated data and interim updates, the GFD will prepare a report annually (each such report, a “Native Forest Report”).

5

Following the preparation of the Annual Emissions Report and Native Forest Report, the Programming, Monitoring, Reporting and Verification group within the framework of Uruguay’s National Response System to Climate Change and Variability (the “pMRV Working Group”) will calculate (i) KPI-1 using the information in the Annual Emissions Report and real GDP data provided by the Ministry of Economy and Finance based on national accounts data published by the Central Bank of Uruguay and comparing it to the aggregate gross GHG emissions per real GDP unit by 1990, and (ii) KPI-2 using the information in the most recent Native Forest Report and comparing to the existing 849,960 hectares of Native Forest Area as of 2012, in each case, for the relevant year, and produce a report including such calculations (each such report, a “KPIs Report”).

In addition, the methodologies employed to prepare the Annual Emissions Reports, Native Forest Reports and KPIs Reports will be verified by the United Nations Development Program (the “UNDP”) based on information provided by Uruguay. UNDP will not assume any responsibility arising from or related to the impact that its review may have on the terms and conditions of any bonds issued pursuant to the SSLB Framework.

Pursuant to the SSLB Framework, Uruguay has committed to publish on the Ministry of Economy and Finance’s website, by May 31 of each year, a report summarizing the information contained in the most recent KPIs Report (each such report, an “SSLB Annual Report”), which will be prepared by an inter-ministerial working group (the “SSLB Working Group”). In particular, each SSLB Annual Report will contain a qualitative and/or quantitative explanation of the main factors behind the evolution of the KPIs during the year before the immediately prior year (i.e., there would be a lag of approximately one year and five months between the end of the observation year and the reporting date); provided, however, that with regards to KPI-2, only the SSLB Annual Reports to be published by May 31, 2023, 2027, 2031 and 2035 will describe the evolution of such KPI, as such years correspond to the publication of information for the years 2021, 2025, 2029 and 2033, which are the years for which the GFD will conduct a satellite-imaging mapping of Uruguay’s Native Forest Area.

The result of the external verifications will be included in an annual report (each such report, an “External Verification Report) to be published by UNDP on or about May 31 of the year following the immediately following year (i.e., there would be a lag of approximately one year and five months between the end of the observation year and the reporting date). In line with the above description, only the External Verification Reports to be published on May 31, 2023, 2027, 2031 and 2035 will include a verification of the process for calculating KPI-2.

In particular, Uruguay’s intention to publish annual, externally verified GHG data with a lag of approximately one year and five months from the end of the observation year enhances the current reporting and peer-reviewed verification process applicable to Uruguay as established under the requirements of the United Nations Framework Convention for Climate Change’s (“UNFCCC”), which require –for non-Annex 1 countries such as Uruguay– biannual reporting and generally involves a lag of 3.5 years between the end of the observation year and when the final verified data is available.

In the legal documentation of any bond issued pursuant to the SSLB Framework, Uruguay will provide for financial implications, such as changes in the interest rates or premium payments, depending on whether Uruguay exceeds, meets, or fails to meet, the applicable event or events included in the sustainability performance targets or if it fails to comply with reporting and verification obligations. Uruguay expects to publish the information about its performance on the key performance indicators and related verification on the Ministry of Economy and Finance’s website. Except as expressly set forth herein, the contents of any website and second party opinion referred to herein are not incorporated herein and do not form part hereof.

6